RBC Capital Markets®	Filed Pursuant to Rule424(b)(2) Registration Statement No. 333-171806

Pricing Supplement Dated January 28, 2011 to the Product Prospectus Supplement FIN-1 Dated January 28, 2011, Prospectus Dated January 28, 2011 and Prospectus Supplement Dated January 28, 2011	$50,000,000 Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR, Due February 2, 2021 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR (the “Notes”) described below. All payments on the Notes are subject to our credit risk.

The Notes will pay interest quarterly on February 2, May 2, August 2 and November 2 of each year, commencing on May 2, 2011 and ending on the Maturity Date.

The Notes will accrue interest at the rate of 5.25% per annum on each calendar day on which 3-Month USD LIBOR (the “Reference Rate”) is between 0.00% and 6.50% (the “Reference Rate Range”).   In addition, interest will accrue at the rate of 0.05% per annum on each calendar day on which the Reference Rate is not within the Reference Rate Range.

We describe in more detail the manner in which the interest payable on the Notes will be determined in this pricing supplement and in product prospectus supplement FIN-1 dated January 28, 2011.

We may call the Notes in whole, but not in part, on each interest payment date, commencing on May 2, 2011, upon at least five business days prior written notice.

RBC Capital Markets, LLC will not receive any underwriting discount or commission in connection with the sale of the Notes.

The CUSIP number for the Notes is 78008KH63.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page P-7 of this pricing supplement, “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of product prospectus supplement FIN-1 dated January 28, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or any of our other affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about February 2, 2011, against payment in immediately available funds.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR, Due February 2, 2021

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, product prospectus supplement FIN-1, the prospectus supplement and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	January 28, 2011

Issue Date:	February 2, 2011

Maturity Date:	February 2, 2021

CUSIP:	78008KH63

Interest Rate:

Where:

“N” is the total number of calendar days in the applicable interest period on which the Reference Rate is equal to or less than the Cap Level and greater than the Floor Level (the “Reference Rate Range”); and

“D” is the total number of calendar days in the applicable interest period.

As a result, interest on the Notes will accrue at a very low rate on each calendar day on which the Reference Rate is not within the Reference Rate Range.

Interest payments for each interest period will be calculated using a 30/360 day count basis.

Reference Rate:
3-Month USD LIBOR. The Reference Rate will be determined by reference to Reuters page LIBOR01 (or the applicable successor page) as set forth in the prospectus supplement, under the caption “Description of the Notes We May Offer—Interest Rates—LIBOR Notes.”

Reference Rate Range:	0.00% (the “Floor Level”) to 6.50% (the “Cap Level”).

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR, Due February 2, 2021

Interest Payment Dates:
Quarterly, on February 2, May 2, August 2 and November 2 of each year, commencing on May 2, 2011. If any Interest Payment Date is not a New York or London business day, interest will be paid on the next New York or London business day, without adjustment for period end dates and no interest will be paid in respect of the delay.

Redemption:	Redeemable at our option.

Call Date(s):	The Notes are callable, in whole, but not in part, on each interest payment date, commencing on May 2, 2011, upon at least five business days prior written notice.

U.S. Tax Treatment:
We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement FIN-1 dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussions under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes” and “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments,” which apply to your Notes.

Calculation Agent:	RBC Capital Markets, LLC

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR, Due February 2, 2021

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement FIN-1 dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement FIN-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000316/m127115424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR, Due February 2, 2021

HISTORICAL INFORMATION

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes, or that interest will be payable during all interest periods during the term of the Notes. The historical Reference Rate levels do not give an indication of future levels of the Reference Rate. The graph below sets forth the historical performance of the Reference Rate from January 28, 2000 through January 28, 2011.

Source: Bloomberg L.P.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR, Due February 2, 2021

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The amount of interest payable on the Notes during any interest period, if any, will depend upon the number of calendar days in that period in which the Reference Rate is within the Reference Rate Range. This section illustrates the manner in which the applicable interest rate and interest payable in each interest period will be determined.

The following examples illustrate how the per annum interest rate and interest payments would be calculated for a given interest period under different scenarios, based on the terms set forth above. The Notes will have quarterly interest payment dates, and interest payments for each interest period will be calculated using a 30/360 day count basis.

The values in the examples below have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future performance of the Reference Rate, or the amount of interest payable on the Notes.  Numbers in the table below have been rounded for ease of analysis.

Reference Rate Range	Number of Calendar Days on which the Reference Rate was within the Range ("N")	Number of Days in the Interest Period ("D")	Interest Rate (Per Annum) =	Interest Payment Amount for Interest Period (per $1,000 Note)
0.00% to 6.50%	90	90	5.250%	$13.125
0.00% to 6.50%	60	90	3.517%	$ 8.793
0.00% to 6.50%	30	90	1.783%	$ 4.458
0.00% to 6.50%	0	90	0.050%	$ 0.125

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR, Due February 2, 2021

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to the risks related to an investment in the Notes, please see the product prospectus supplement FIN-1 dated January 28, 2011 and the prospectus supplement dated January 28, 2011. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Uncertain and Could Be 0.05% per Annum. The amount of interest payable on the Notes in any interest period will be dependent on whether the Reference Rate remains within the Reference Rate Range. If the Reference Rate remains outside the Reference Rate Range for the entire interest period, the rate of interest payable for the related interest period will be limited to 0.05% per annum. In addition, if the Reference Rate is within the Reference Rate Range for only a limited number of days in the applicable interest period, the applicable interest payment for that period will be less than your desired investment return. As a result of these factors, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of Royal Bank of comparable maturity. The actual interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The Notes Are Subject to Early Redemption at Our Option. We have the option to redeem the Notes on any interest payment date. It is more likely that we will redeem the Notes prior to their stated maturity date when the Reference Rate (and our predictions as to future movements in the Reference Rate during the term of the Notes) will result in an amount of interest payable that is greater than the interest payable on our debt securities of comparable maturity. If the Notes are redeemed prior to their stated maturity date, you will receive no further interest payments on the Notes and you may have to re-invest the proceeds in a lower interest rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decline in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to have an adverse effect on the market value of the Notes.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR, Due February 2, 2021

The Reference Rate for the Last Four Business Days of each Interest Period Will Be the Reference Rate on the Business Day Immediately Preceding Those Four Days.  The Reference Rate for the last four business days of each interest period will be the Reference Rate on the fifth business day prior to the applicable interest payment date. As a result, if the Reference Rate on that date is outside the Reference Rate Range, interest on the Notes will accrue only at the rate of 0.05% per annum in respect of those four business days even if the Reference Rate, if actually calculated on any of those business days, would be within the Reference Rate Range. Similarly, if any Saturdays, Sundays or holidays occur after the fifth business day prior to the applicable interest payment date and that interest payment date, and the Reference Rate is outside the Reference Rate Range on that fifth business day, then interest on the Notes will accrue only at the rate of 0.05% per annum as to those additional non-business days as well.

The Historical Performance of the Reference Rate Is Not an Indication of Its Future Performance. The historical performance of the Reference Rate should not be taken as an indication of its future performance during the term of the Notes. Changes in the level of the Reference Rate will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall. There can be no assurance that the level of the Reference Rate will be within the Reference Rate Range at any time during the term of the Notes.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 3-Month USD LIBOR, Due February 2, 2021

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about February 2, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus.

RBC Capital Markets, LLC